                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13D(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13D-2(B) AND (D)




                       Boston Celtics Limited Partnership
--------------------------------------------------------------------------------
                                (Name of Issuer)
                            Limited Partnership Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    100577105
                  --------------------------------------------
                                 (CUSIP Number)

                                January 22, 2001
                  --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:
                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)





The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G


CUSIP NO. 100577105                                            PAGE 2 OF 4 PAGES



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lloyd I. Miller, III                                  ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
    NUMBER OF
     SHARES               81,503
  BENEFICIALLY       -----------------------------------------------------------
    OWNED BY         6    SHARED VOTING POWER
      EACH
    REPORTING             58,000
     PERSON          -----------------------------------------------------------
      WITH           7    SOLE DISPOSITIVE POWER

                          81,503
                     -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          58,000
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        139,503
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.2%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

        IN-IA-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



** See Item 4.
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                                                                     Page 3 of 4

Item 1(a).  Name of Issuer:                           Boston Celtics Limited
                                                      Partnership

Item 1(b).  Address of Issuers's Principal
            Executive Offices:                        151 Merrimac Street
                                                      Boston, MA 02114

Item 2(a).  Name of Person Filing:                    Lloyd I. Miller, III

Item 2(b).  Address of Principal Business Office
            or, if None, Residence:                   4550 Gordon Drive,
                                                      Naples, Florida 34102
Item 2(c).  Citizenship:                              U.S.A.

Item 2(d).  Title of Class of Securities:             Limited Partnership Units

Item 2(e).  CUSIP Number:                             100577105

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
            (c), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable, this statement is filed pursuant to 13d-1(c)


 Item 4. OWNERSHIP: The reporting person shares dispositive and voting power with respect to 58,000 of the reported securities as the investment adviser to the trustee of certain family trusts. Lloyd I. Miller, III has sole dispositive and voting power with respect to 81,503 of the reported securities (i) as an individual, (ii) as the manager of a limited liability company that is the general partner of certain limited partnerships and (iii) as the custodian to accounts set up under the Florida Uniform Gift to Minors Act.

            (a)   139,503

            (b)   5.2%

            (c)   (i) sole voting power: 81,503

                  (ii) shared voting power: 58,000

                  (iii) sole dispositive power:   81,503

                  (iv) shared dispositive power: 58,000

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable


Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Persons other than Lloyd I. Miller, III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.
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                                                                     Page 4 of 4

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

Item 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: December 13, 2001                    /s/ Lloyd I. Miller, III
                                            ------------------------------------
                                            Lloyd I. Miller, III